Amanda Ravitz, Assistant Director

Office of Electronics and Machinery

United States Securities and Exchange Commission

Mail Stop 3030

Washington, D.C.20549

December 19, 2016

Re:	Rayton Solar, Inc.
Draft Offering Statement on Form 1-A
Submitted November 29, 2016
CIK No. 0001654124

Dear Ms. Ravitz:

We acknowledge receipt of comments in your letter of December 13, 2016, which we have set out below, together with our responses.

Part II – Offering Circular

The Offering, page 5

1.	Please tell us with specificity which provision in the subscription agreement refers to the minimum investment size of $500 mentioned on page 5.

We have amended Section 1(a) of the subscription agreement to refer to the minimum investment size of $500.

Risk Factors, page 6

2.	Please provide us your analysis as to how Sections 4(i), 5 and 6 of Exhibit 4 are consistent with Securities Act Section 14. To the extent those provisions are retained, please revise your disclosure to highlight the risks those provisions pose to investors.

None of the provisions of the subscription agreement are intended to waive compliance with any provisions of securities law; we have accordingly amended Sections 4(i), 5 and 6 of the subscription agreement to amend and remove language.

Plan of Distribution and Selling Securityholders, page 16

3.	We note your response to prior comment 3. Please describe the procedures for prospective investors who have submitted non-binding indications of interest on the StartEngine.com website to subscribe in the offering. Please clarify who will review subscription agreements, who will contact prospective investors who have submitted non-binding indications of interest to give them an opportunity to purchase shares, and how they will be contacted. Also, clarify whether the prospective investors may subscribe only through the StartEngine.com website.

We have revised the disclosure as requested. The procedure for prospective investors has been included in an expanded “Process of Subscribing” section.

Process of Subscribing, page 16

4.	Your response to prior comment 2 and Exhibit 8 identifies a different escrow agent than your disclosure on page 17 and Exhibit 1. Please revise to clarify what entity will serve as escrow agent.

The Company will use Provident Trust Group, LLC as its escrow agent. We have accordingly replaced Exhibit 1 and modified the disclosure on page 17.

Plan of Operations, page 25

5.	We note your response to prior comment 1 and 6. Please revise to clarify the basis for your statement in the second sentence on page 26.

We have revised the disclosure as requested to more clearly indicate the basis of the statement.

Security Ownership of Management and Certain Securityholders, page 30

6.	We note that you changed the date but not the information in the table in response to prior comment 10. However, we note that it appears from the disclosure on page F-17 that the number of outstanding shares increased from approximately 104 million as of December 31, 2015 to approximately 137 million as of June 30, 2016 and that you issued 4 million shares of common stock to Mr. Yakub after December 31, 2015 per the last paragraph on page 29. Given this, please clarify why the numbers in the table did not change despite the updated disclosure.

Our initial filing erroneously referred to December 31, 2015 but used numbers as of June 30, 2016; therefore, the numbers in the table did not change despite the updated disclosure.

Securities Being Offered, page 23

7.	We note the reference in section 1(f) of the subscription agreement to consent by the company to a transfer “in its sole discretion.” Please disclose any restrictions on alienability of the securities being offered. Refer to Item 14(a)(1)(x) of Part II of Form 1-A. Also, include a risk factor to highlight the risk to investors.

The sole intent of section 1(f) of the subscription agreement was to ensure that transfer documentation was completed properly and there was no intent to limit alienability. We have removed section.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

KHLK LLP

cc: Andrew Yakub

Rayton Solar, Inc.